UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended October 31, 2019

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

Class D USD$ Series Limited Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We own and operate the Red Mountain Resort in Rossland, British Columbia. We also own, and are developing, certain real estate surrounding Red Mountain Resort.

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 82% of total revenues for both of the six-month periods ended October 31, 2019 and 2018. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most of our season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

In addition to ski resort operations, Red Mountain Resort is beginning to develop activities for the other three seasons of the year and will be extending the Red Mountain Resort brand to four-season activities. A four-star, 106 room hostel located at the base of Red Mountain Resort (owned and operated by a third party) opened in 2018, and positioned itself as a four-season resort. In addition, RMR co-developed an 84-pillow hostel which opened in December 2018.

Results of Operations

Revenues

Our overall revenue for the six-month period ended October 31, 2019, was $2,401,099, compared to $2,134,197 for the same period during 2018. The increase in revenue was primarily due to increased season pass sales.

Lift ticket and season pass revenue for the six-month period ended October 31, 2019, was $1,964,905, compared to $1,739,851 for the same period during 2018.

Food and beverage revenue for the six-month period ended October 31, 2019, was $51,760, compared to $77,045, for the same period during 2018. The decrease is primarily attributable to less off-season business in 2019.

Retail sales and equipment rental revenue for the six-month period ended October 31, 2019, was $24,605, compared to $993 for the same period during 2018. The increase is primarily attributable to a successful pre-season sale in October this year.

Property management revenue for the six-month period ended October 31, 2019, was $97,593, compared to $185,599 for the same period during 2018. The decrease is primarily attributable to less off-season business.

Real estate sales revenue for the six-month period ended October 31, 2019, was $117,680, compared to $0 for the same period during 2018. The increase is attributable to the sale by That Seventies Project Development Ltd., of one lot in the Caldera development.

Other revenue for the six-month period ended October 31, 2019, was $144,556, compared to $130,709, for the same period during 2018. Other revenue is comprised of day care services and facilities rentals.

Cost of Goods Sold

Cost of goods sold for the six-month period ended October 31, 2019, was $116,629, compared to $669 for the same period during 2018. The increase is primarily attributable to real estate sales.

Gross Profits

As a result of the foregoing, gross profit was $2,284,470 for the six-month period ended October 31, 2019, compared to $2,133,528 for the same period during 2018.

Operating Expenses

Our overall operating expenses for the six-month period ended October 31, 2019, were $2,214,855, compared to $2,086,194, for the same period during 2018.

Labor and labor related expenses for the six-month period ended October 31, 2019, were $863,820, compared to $767,574, for the same period during 2018. The increase is primarily attributable to capital projects undertaken in 2019.

Repair and maintenance expense for the six-month period ended October 31, 2019, was $376,617, compared to $388,994 for the same period during 2018.

Depreciation expense for the six-month period ended October 31, 2019, was $84,947, compared to $88,908 for the same period during 2018.

Selling and marketing expenses for the six-month period ended October 31, 2019, were $90,096, compared to $26,528 for the same period during 2018. The increase is primarily attributable to more sales and marketing activity in 2019.

Equipment rental and lease expenses for the six-month period ended October 31, 2019, were $62,075, compared to $40,279, for the same period during 2018. The increase is primarily attributable to greater equipment rentals.

Property taxes for the six-month period ended October 31, 2019, were $97,870, compared to $48,338, for the same period during 2018. The increase is primarily attributable to tax assessments.

General and administrative expenses for the six-month period ended October 31, 2019, were $639,430, compared to $725,573 for the same period during 2018. The decrease is primarily attributable to lower expenses for accounting staff, foreign exchange costs and information technology relate costs.

Income (Loss) from Operations

Net income from operations for the six-month period ended October 31, 2019, was $69,615, compared to a net income from operations of $47,334, for the same period during 2018.

Other Expenses

Interest expense for the six-month period ended October 31, 2019, was $(223,770), compared to $(188,805)for the same period during 2018. The increase is primarily attributable to additional debt for capital projects.

Net Loss

Net loss for the six-month period ended October 31, 2019, was $154,155, compared to $141,471, for the same period during 2018.

Liquidity and Capital Resources

Our available cash is the highest in our fourth fiscal quarter primarily due to the seasonality of our resort business, and the sale of season passes for the next ski season.

We had $0 in cash and cash equivalents and $335,510 in restricted cash at October 31, 2019, compared to $518,777 in cash and cash equivalents, and $886,335 in restricted cash as of April 30, 2019. The decrease in cash is primarily attributable to significant capital projects.

Our total current assets as of October 31, 2019, was $939,937, compared to $2,344,875 as of April 30, 2019. The decrease is primarily attributable to receipt of season pass funds and cash spent on capital projects.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the six-month period ended October 31, 2019, were approximately $3,149,880, compared to $510,861 for the same period during 2018. Capital expenditures vary year by year based on available cash and our needs to update and add equipment.

Debt and Credit Facilities

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (“RRLP”) in the principal amount of CDN$2,000,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$2,000,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of October 31, 2019 a balance of CDN $1,360,627 in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 300 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal payments of CDN$28,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 60 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal of CDN$26,666.67 in December, January, February, March, April and May of each year. As of October 31, 2019, the outstanding principal balance of the first loan was CDN$3,976,000, with no interest outstanding, and the outstanding principal balance of the second loan was CDN$1,386,668, with no interest outstanding.

In order to fund certain development activities and operations Jeff Busby, a director of the general partner, loaned RMR CDN$500,000 on July 7, 2017, CDN$500,000 on September 8, 2017 and CDN$500,000 on September 14, 2018. The loans are book-entry only, unsecured and bear interest at 6% per annum, compounded annually. Repayments of CDN$117,000 and CDN$129,100 were made on January 5, 2018, and February 1, 2018, respectively. As of October 31, 2019, an aggregate of CDN$1,282,669 in principal was due to Mr. Busby.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended April 30, 2019. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended October 31, 2019, are not necessarily indicative of the results that can be expected for the year ending April 30, 2020.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on January 17th, 2020.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer, President and Director

Date: January 17th, 2020

By:	/s/ Kevin Magnall
Kevin Magnall, Principal Financial Officer, Principal Accounting Officer and Director

Date: January 17th, 2020

By	/s/ Donald J. Thompson
Donald J. Thompson, Vice President Resort Planning and Development and Director

Date: January 17th, 2020

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2019

Red Mountain Ventures Limited Partnership

Index to Consolidated Financial Statements

October 31, 2019

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

Management is responsible for the accompanying financial statements of Red Mountain Ventures Limited Partnership (RMVLP) which comprise the balance sheet as of October 31, 2019, and the related statements of income and retained earnings and cash flows for the six months then ended, and the related notes to the financial statements in accordance with accounting principles in accordance with International Financial Reporting Standards. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

HRP CPAS, LLC

LAS VEGAS, NV

JANUARY 10, 2020

702.852.6720 • 8945 W. Post Rd., Suite 110, Las Vegas NV 89148 • www.hrpcpas.com

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2019 AND APRIL 30, 2019

(US $)

ASSETS

	October 31, 2019	April 30, 2019
	(Unaudited)
Current assets
Cash and cash equivalents	$-	$582,350
Restricted cash	335,510	886,335
Accounts receivable	49,771	403,961
Prepaid expenses and other current assets	132,284	44,804
Inventory	422,372	427,425
Total current assets	939,937	2,344,875

Property, plant and equipment, net	10,984,858	10,559,305
Property under development	14,381,049	11,382,304
Other assets	162,622	-
Goodwill	53,599	52,508

Total assets	$26,522,065	$24,338,992

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$1,009,857	$608,856
Deferred revenue	558,498	1,891,539
Current portion of long-term debt	404,657	244,100
Current portion of finance leases	71,790	73,869
Total current liabilities	2,044,802	2,818,364

Long-term liabilities
Other long-term debt	4,834,984	4,806,244
Finance leases	34,452	87,887
Due to joint venture	108,906	-
Total long-term liabilities	4,978,342	4,894,131

Total liabilities	7,023,144	7,712,495

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,970,833	18,249,943
Class D units contribution	1,916,948	1,916,948
Partner distributions	(1,416,241)	(1,416,237)
Other comprehensive income	2,470,078	2,164,386
Accumulated deficit	(22,786,116)	(22,631,962)
Total partnership interest attributable to partnership	14,242,875	11,370,451
Non-controlling interest	5,256,046	5,256,046
Total partnership interest	19,498,921	16,626,497

Total liabilities and partnership interest	$26,522,065	$24,338,992

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Six Months Ended	Six Months Ended
	October 31, 2019	October 31, 2018
	(Unaudited)	(Unaudited)
Operating revenue
Lift revenue	$1,964,905	$1,739,851
Retail and rental	24,605	993
Property management	97,593	185,599
Food and beverage	51,760	77,045
Real estate sales	117,680	-
Other revenue	144,556	130,709
Total operating revenue	2,401,099	2,134,197

Cost of good sold	116,629	669

Gross profit	2,284,470	2,133,528

Operating expenses
Wages and benefits	863,820	767,574
Repairs and maintenance	376,617	388,994
Depreciation and amortization	84,947	88,908
Selling and marketing	90,096	26,528
Equipment rental and leases	62,075	40,279
Property taxes	97,870	48,338
General and administration	639,430	725,573
Total operating expenses	2,214,855	2,086,194

Operating income	69,615	47,334

Other income (expense)
Interest expense including foreign exchange adjustments	(223,770)	(188,805)
Total other income (expense)	(223,770)	(188,805)

Net income (loss)	(154,155)	(141,471)

Net income (loss) attributable to partnership	$(154,155)	$(141,471)

Comprehensive income (loss)
Net income (loss)	(154,155)	(141,471)
Foreign currency translation adjustment	305,692	(411,942)
Comprehensive income (loss)	151,537	(553,413)

Comprehensive income (loss) attributable to partnership	$151,537	$(553,413)

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE PERIOD ENDED OCTOBER 31, 2019

(US $)

	Initial		Partner	Other
	Partnership	Non-controlling	Contributions/	Comprehensive	Accumulated
	Interest	Interest	(Distributions)	Income	Deficit	Total
Balance April 30, 2018	$2,657	$5,256,046	$31,945,370	$2,952,177	$(21,912,586)	$18,243,664

Partners' distribution	-	-	(110,000)	-	-	(110,000)

Foreign currency translation loss	-	-	-	(787,791)	-	(787,791)

Net loss	-	-	-	-	(719,376)	(719,376)

Balance April 30, 2019	$2,657	$5,256,046	$31,835,370	$2,164,386	$(22,631,962)	$16,626,497

Partners' contribution	-	-	2,720,886	-	-	2,720,886

Foreign currency translation gain	-	-	-	305,692	-	305,692

Net loss	-	-	-	-	(154,155)	(154,155)

Balance October 31, 2019	$2,657	$5,256,046	$34,556,256	$2,470,078	$(22,786,116)	$19,498,921

RED MOUNTAN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Six Months Ended	Six Months Ended
	October 31, 2019	October 31, 2018
Cash flows from operating activities:
Net income (loss)	$(154,155)	$(141,471)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	84,947	88,908
Interest expense	223,770	188,805
Changes in operating assets and liabilities:
Accounts receivable	360,050	365,752
Inventory	13,843	(36,740)
Prepaid expenses	(85,942)	139,739
Accounts payable and accrued expenses	385,620	57,238
Deferred revenue	(1,362,760)	(1,070,052)
Other assets	(161,483)	-
Cash generated from operations	(696,110)	(407,821)
Interest paid	(225,528)	(93,711)
Net cash used in operating activities	(921,638)	(501,532)

Cash flows from investing activities:
Proceeds from sale of real estate	118,411	-
Purchase of fixed assets	(3,149,880)	(510,861)
Net cash used in investing activities	(3,031,469)	(510,861)

Cash flows from financing activities:
Change in restricted cash	568,776	-
Proceeds from long-term borrowings	62,081	454,729
Payments on long-term borrowings	-	(276,317)
Contributions from stockholder	2,664,908	-
Net cash provided by financing activities	3,295,765	178,412

Net change in cash	(657,342)	(833,981)

Cash balance as of May 1	582,350	1,385,108

Change in comprehensive income (loss)	74,992	(32,347)

Cash balance as of October 31	$-	$518,777

Supplemental disclosure of non-cash financing activities:
Conversion of debt to equity	$956,786	$-

Foreign currency translation adjustments	$74,992	$(32,347)

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain currently under development. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

That Seventies Project Limited Partnership

This partnership beneficially owns and subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMRAC owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th.

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX").  As a non reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

Red Mountain Hostel (CBT) Holdings Ltd.

RMR Acquisition Corp entered a joint venture agreement with the Columbia Basin Trust to construct and own a hostel in the base area of Red Mountain Resort. RMR Acquisition provided the site for the hostel and the Columbia Basin Trust provided the funding for construction. RMR Acquisition Corp owns 17.6% of Red Mountain Hostel (CBT) Holdings Ltd. 1159973 BC Ltd. was created to operate the Nowhere Special Hostel. This numbered company is 100% owned by RMR Acquisition Corp.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next 12 months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted cash

Restricted cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The company has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities. As of October 31, 2019 and April 30, 2019, the restricted cash balance was $335,510 and $886,335, respectively. The decrease in restricted cash in the current period is related to the Caldera development project. The restricted cash balance secures a letter of credit held by the City of Rossland that was released in conjunction with the completion of the project in August of 2019.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of October 31, 2019 and April 30, 2019, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

No. of years
Building	25
Trail improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings & equipment	5
Vehicles	3.3

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMRAC and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the periods ended October 31, 2019 and April 30, 2019.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the periods ended October 31, 2019 and April 30, 2019.

Finance lease contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a finance lease liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding.

Investment in joint ventures

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $5.5 million and $ 4.8 million, in development assets as of October 31, 2019 and 2018, respectively.

The Partnership owns a 49.99% interest in the Hannah Creek Project, a real estate development project, and has capitalized approximately $1.8 million and $1.7 million, in development assets as of October 31, 2019 and 2018, respectively.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

The Partnership owns a 17.62% interest in the Nowhere Special Hostel and has not capitalized any costs in connection with this venture.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). Income and expenses for each statement of profit and loss shall be translated at an average exchange rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss. The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

	Oct 31,	April 30,
Balance sheet:	2019	2019
Period-end CAD: USD exchange rate	$0.759683	$0.744208

	Oct 31,	Oct 31,
Statement of operations:	2019	2018
Average Yearly CAD: USD exchange rate	$0.754361	$0.765515

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenues are recognized when they can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Partnership and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. Operates year round but sees limited business between May and November. Leroi Acquisition Corp. operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

•	Lift revenue is derived from the sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and the related revenue is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

•	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

•	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

•	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

•	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

•	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Selling and marketing expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Selling and marketing costs were $90,096 and $ 26,304 for the six months ended October 31, 2019 and 2018, respectively.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 16 Leases-IFRS 16 specifies how a Partnership will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after January 1st, 2019.

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts with the scope of standard. An insurance contract is a contract in which one party accepts significant risk by agreeing to compensate the policy holder if a specified uncertain future event takes place. The standard is applicable to insurance contracts, including reinsurance contracts, which the entity issues or holds. Contracts that meet the definition but primarily exist to provide services for a fixed fee are subject to IFRS 17 unless the entity has applied IFRS 15 to the service contracts. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1st, 2021.

On initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfillment of cash flow or the contractual service margin. An entity shall include all future cash flows within each contract. At subsequent measurement the carrying amount of a group of insurance contracts shall be the sum of the liability for remaining coverage and the liability for incurred claims.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•	Corporations

The Partnership owns a number of entities that are classified as a Corporation for tax purposes:

For such Corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis.

The Partnership did not record any Corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

	October 31, 2019	April 30, 2019
Cash in bank and on hand	$-	$582,350

Note 5 – Accounts Receivable

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	October 31, 2019	April 30, 2019
Trade accounts receivables	$12,922	$10,321
Other receivables	36,849	393,640
Less allowances	(-)	(-)
Total accounts receivable, net	$49,771	$403,961

During the six months ended October 31, 2019 and 2018, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019
(US$)

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	Oct 31, 2019	April 30, 2019
Retail goods	$196,602	$197,287
Food and beverage items	46,791	47,227
Rental equipment	178,979	182,911
Total inventory	$422,372	$427,425

note 7 – Prepaid Expenses AND OTHER CURRENT ASSETS

At October 31, 2019 and April 30, 2019 prepaid expenses consisted of the following:

	Oct 31, 2019	April 30, 2019
Prepaid expenses	$130,461	$39,148
Deposits	1,823	5,656
Total	$132,284	$44,804

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following

Cost	Land	Building	Ski runs and lifts	Fixtures and equipment	Total	Depreciation	NBV
At April 30, 2018	$400,926	$4,814,704	$8,964,250	$2,452,957	$16,632,837	$(6,275,825)
Additions	-	502,972	422,873	415,515	1,341,360	(681,747)
FX translation	(17,703)	(212,596)	(395,822)	(108,312)	(734,433)	277,113
At April 30, 2019	383,223	5,105,080	8,991,301	2,760,160	17,239,764	(6,680,459)	$10,559,305
Additions	-	(93,709)	270,971	114,268	291,530	(85,546)
FX translation	7,968	106,155	186,964	57,395	358,482	(138,913)
At October 31, 2019	$391,191	$5,117,526	$9,449,236	$2,931,823	$17,889,776	$(6,904,918)	$10,984,858

Included above are assets held under finance leases or capital leases contracts as follows:

	Oct 2019	Apr 2019
Net book values	$313,837	$413,573

Depreciation charge for the period	$32,384	$78,112

Management of the Partnership has reviewed its fixed assets for impairment as of October 31, 2019 and April 30, 2019 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $4.3 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of property under development was approximately $14.4 and $11.4 million as of October 31, 2019 and April 30, 2019 respectively. The balance of goodwill attributed to land and development costs were approximately $3 million as of October 31, 2019 and April 30, 2019.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of October 31, 2019 and April 30, 2019, accounts payable and accrued expenses consisted of the following:

	Oct 31, 2019	April 31, 2019
Trade payables	$601,436	$271,728
Accrued payroll	17,413	74,969
Accrued tax	-	118,604
Others	391,008	143,555
Total	$1,009,857	$608,856

NOTE 11 – DEFERRED REVENUE

As of October 31, 2019 and April 30, 2019, deferred revenue consisted of the following:

	Oct 2019	Apr 2019
Balance at the beginning of the year	$1,891,539	$1,826,165
Received during the year	-	143,633
Amortized during the year	(1,406,524)	-
Foreign currency translation	73,483	(78,259)
Balance at the end of the year/period	$558,498	$1,891,539

NOTE 12 – DEBT

The Partnership debt at April 30, 2019 and 2018 are as follows:

	Oct 2019	Apr 2019
Other long-term debt (a)	5,239,641	5,050,344
Total	5,239,641	5,050,344
Less: Current portion	404,657	244,100
Long-term portion	$4,834,984	$4,806,244

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 12 – DEBT (cont.)

(a)	Other long-term debt includes the following. The balance includes the outstanding principal and accrued interest. The J Busby Bridge loan was converted to additional Class C Units during the current period.

	Oct 2019	Apr 2019
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	29,895	30,988
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) May 31, 2028 4.66%	2,991,112	2,955,651
BMO Loan #2, $1,245,739 (CAD $1,600,000) May 31, 2028 4.63%	1,053,427	1,051,813
BMO Loan #3, $1,165,207 (CAD $1,600,000)	1,165,207	-
J Busby Bridge Loan $1,150,1691 (CAD $1,500,000) 6%	-	1,011,892
Total	5,239,641	5,050,344
Less: current portion	404,657	244,100
Long-term portion	$4,834,984	$4,806,244

The interest expenses for the debts were approximately $174,000 and $388,000 for the period ended October 31, 2019 and the year ended April 30, 2019, respectively.

NOTE 13 – FINANCE LEASE

The Partnership’s finance leases at October 31, 2019 and April 30, 2019 are as follows:

	Oct 2019	Apr 2019
TechnoAlpin	$10,867	$47,856
TechnoAlpin-2xT40 snow guns	15,802	20,999
Caterpillar Bulldozer	79,174	90,232
Stikum-Phone system	399	2,669
Total	106,242	161,756
Less: current portion	(71,790)	(73,869)
Long-term portion	$34,452	$87,887

The interest expenses for the finance leases were approximately $6,000 and $8,000 for the period ended October 31, 2019 and the year ended April 30, 2019, respectively.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 14 – TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2019, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $2.5 million. No events have taken place as of October 31, 2019 that would have a material impact on this estimate

NOTE 15 – RELATED PARTY TRANSACTIONS

On May 1, 2019 the outstanding debt issued to the company by the Juice Trust was converted to partnership capital. See note 17 for additional details on the partnership capital issuance.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

The Partnership is involved in two lawsuits as plaintiffs. In the first lawsuit, the Partnership filed claims against certain parties involved in the installation of the Grey Mountain chairlift, for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. The resolution of this lawsuit did not result in the payment of any amount to the company. The company now views this lawsuit as resolved and does not expect any future settlements or payments related to this matter.

The Partnership also has filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on the property. The Partnership filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on the property. The company has received a settlement of approximately $93,000. The company now views this lawsuit as resolved and does not expect any future settlements or payments related to this matter.

Management of the Partnership does not view either of these lawsuits as material to the Partnership’s business, financial condition or operating results.

NOTE 17 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of October 31, 2019 was 1,423,608 class A units, 1,693,250 class B units, 3,073,080 Class C units, 2,674,359 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
October 31, 2019 (US$)

NOTE 17 – PARTNERSHIP CAPITAL (cont.)

During the 2019/2020 fiscal year the company entered into two transactions that affected the partnership capital:

On May 1, 2019 the Juice Trust Debt with a total principal balance of $1,282,669 (CAD) was converted into additional Class C Units. 144,770 units were issued as part of this transaction. Jeff Busby as trustee of the Juice Trust accepted the repayment in the form of Class C Units

On June 14, 2019, Jeff Busby as trustee of the Juice Trust purchased 253,951 Class C Units for a purchase price of $2,250,005.86 (CAD).

NOTE 18- OPERATING LEASE

The Partnership has lease agreements in place with Britco BOXX Limited Partnership for the lease of temporary buildings and Golf Lease Inc. for the lease of snow grooming machines. The temporary building contracts are for 12 months and renew annually. The snow grooming machine contracts are for an average of 4 to 5 years. Operating lease expenses were approximately $62,075 and $100,000 for the six months ended October 31, 2019 and 2018, respectively.

NOTE 19- SUBSEQUENT EVENTS

Management has evaluated all activities of the Partnership through the issuance date of the Partnership’s consolidated financial statements and concluded that there are no additional subsequent events that have occurred that would require adjustments or disclosures into the consolidated financial statements.